Exhibit 99-1

Notice and Management Proxy Circular

For the

Annual and Special Meeting of Shareholders

to be held on June 10, 2015

May 5, 2015

Aptose Biosciences Inc.

Notice of 2015 Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Aptose Biosciences Inc. (the “Corporation”) will be held at the offices of McCarthy Tétrault LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 5300, Toronto, Ontario on June 10, 2015 at 10:00 a.m. (Toronto time).

What the Meeting is About

The following items of business will be covered at the Meeting:

1.	receiving the financial statements of the Corporation for the seven months ended December 31, 2014, including the auditor’s report thereon;

2.	appointing KPMG LLP as auditor of the Corporation for the fiscal year ending December 31, 2015 and authorizing the directors to fix its remuneration;

3.	electing directors;

4.	passing an ordinary resolution, the full text of which is set forth in the accompanying management proxy circular, approving all unallocated options under the share option plan of the Corporation;

5.	passing an ordinary resolution, the full text of which is set forth in the accompanying management proxy circular, ratifying certain option grants under the share option plan of the Corporation;

6.	passing an ordinary resolution, the full text of which is set forth in the accompanying management proxy circular, approving amendments to the share option plan of the Corporation to increase the maximum number of common shares of the Corporation reserved for issuance under all the security based compensation plans of the Corporation to 17.5%;

7.	passing an ordinary resolution, the full text of which is set forth in the accompanying management proxy circular, authorizing the adoption of the Corporation’s stock incentive plan;

8.	passing an ordinary resolution, the full text of which is set forth in the accompanying management proxy circular, approving an amendment to the Corporation’s by-laws (the “By-Law”) (i) to increase the quorum for any meeting of shareholders of the Corporation to two persons who are entitled to vote either as shareholders or as proxy holders and holding or representing not less than 25% of the outstanding shares of the Corporation entitled to be voted at such meeting; and (ii) to eliminate the casting vote previously granted to the chair of a meeting of the board of directors of the Corporation;

9.	passing an ordinary resolution, the full text of which is set forth in the accompanying management proxy circular, ratifying a new by-law of the Corporation relating to the advance notice of director nominations;

10.	passing a special resolution, the full text of which is set forth in the accompanying management proxy circular, approving an amendment to the Articles of the Corporation to expand the places where meetings of the shareholders of the Corporation may be held to include certain cities in the United States and Europe; and

11.	to transact such other business as may be properly brought before the Meeting.

The Meeting may also consider other business that properly comes before the Meeting or any adjournment of the Meeting. The management proxy circular accompanying this notice of meeting provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

You have the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you are a holder of common shares of the Corporation at the close of business on April 30, 2015.

You have the right to vote your shares on items 2 to 10 listed above and any other items that may properly come before the Meeting or any adjournment.

Your vote is important

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 10:00 a.m. on June 8, 2015 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

William G. Rice, PhD.

Chairman, President and Chief Executive Officer

Toronto, Canada

May 5, 2015

- ii -

MANAGEMENT PROXY CIRCULAR

May 5, 2015

PROXY INFORMATION

Solicitation of Proxies

The information contained in this management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of Aptose Biosciences Inc. (the “Corporation”, “Aptose”, “we” or “our”) to be held on June 10, 2015 at 10:00 a.m. (Toronto time) at the offices of McCarthy Tétrault LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 5300, Toronto, Ontario and at all adjournments thereof, for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”). It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers, employees or agents of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost of the solicitation will be borne by Aptose.

The information contained in this Circular is given as at May 5, 2015 except where otherwise noted. All references to “dollar” or the use of the symbol “$” are to Canadian dollars and use of the symbol “US$” refers to United States dollars, unless otherwise indicated.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to the Corporation’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statement. See our annual information form on Form 20-F dated March 3, 2015 for the seven months ended December 31, 2014 for additional information. A copy of this document can be found on SEDAR at www.sedar.com, however we will promptly provide a copy of this document to any securityholder of the Corporation free of charge upon request.

ABOUT VOTING YOUR SHARES

Appointment of Proxies

This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the “proxyholder”) the authority to vote your Shares for you at the Meeting or any adjournment. A proxy form is included with this Circular.

The persons named on the proxy form will vote your Shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint a person to represent you at the Meeting other than the persons named on the proxy form. If you appoint someone else, he or she must be present at the Meeting to vote your Shares. If you want to appoint someone else, you can insert that person’s name in the blank space provided in the form of proxy. That other person does not need to be a Shareholder of the Corporation.

If you are voting your Shares by proxy, our transfer agent, Computershare Investor Services Inc. (“Computershare”), must receive your completed proxy form by 10:00 a.m. (Toronto time) on June 8, 2015 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

Registered Shareholders

You are a registered Shareholder if your name appears on your Share certificate. Your proxy form tells you whether you are a registered Shareholder.

Non-Registered (or Beneficial) Shareholders

You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution holds your Shares for you (your nominee). For most of you, your voting instruction form or proxy tells you whether you are a non-registered (or beneficial) Shareholder.

In accordance with Canadian securities law, we have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “meeting materials”) to CDS Clearing and Depository Services Inc. and intermediaries (such as securities brokers or financial institutions) for onward distribution to those non-registered or beneficial Shareholders to whom we have not sent the meeting materials directly. We previously mailed to those who requested them, the audited financial statements of the Corporation for the seven months ended December 31, 2014 and the auditor’s report thereon as well as management’s discussion and analysis.

The intermediaries are required to forward meeting materials to non-registered or beneficial Shareholders unless a non-registered or beneficial Shareholder has waived the right to receive them. Very often, intermediaries will use a service company such as Broadridge Investor Communication Solutions to forward the meeting materials to non-registered or beneficial Shareholders.

Non-registered or beneficial Shareholders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered or beneficial Shareholders to direct the voting of the Shares they beneficially own. Non-registered or beneficial Shareholders should follow the procedures set out below, depending on what type of form they receive.

A.	Voting Instruction Form. In most cases, a non-registered Shareholder will receive, as part of the meeting materials, a voting instruction form. If the non-registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder’s behalf), the non-registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered Shareholder.

or

B.	Form of Proxy. Less frequently, a non-registered Shareholder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile or stamped signature), which is restricted as to the number of Shares beneficially owned by the non-registered Shareholder but which is otherwise uncompleted. If the non-registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder’s behalf), the non-registered Shareholder must complete the form of proxy and deposit it with Computershare, 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above. If a non-registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder’s behalf), the non-registered Shareholder must strike out the names of the persons named in the proxy and insert the non-registered Shareholder’s (or such other person’s) name in the blank space provided.

Non-registered Shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Meeting Materials

The meeting materials are being sent to both registered and non-registered owners of Shares. The Corporation is sending this Circular and other meeting materials indirectly to non-objecting beneficial owners (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)). The Corporation intends to pay for intermediaries to forward to objecting beneficial owners (as defined in NI 54-101) this Circular and other meeting materials.

Changing Your Vote

A registered Shareholder who has given a proxy may revoke that proxy by:

(a)	completing and signing a proxy bearing a later date and depositing it with Computershare as described above;

(b)	depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing:

(i)	at our registered office at any time before 10 a.m. on June 8, 2015, or on the last business day before any adjournment of the Meeting at which the proxy is to be used, or

(ii)	with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c)	in any other manner permitted by law.

A non-registered or beneficial Shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary or to the Corporation, as the case may be, at any time by written notice to the intermediary or the Corporation, except that neither an intermediary nor the Corporation is required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by such intermediary or the Corporation, at least seven (7) days prior to the Meeting.

VOTING OF PROXIES

You can choose to vote “For”, “Against” or “Withhold”, depending on the item listed on the proxy form. The Shares represented by the proxy form will be voted for, voted against or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If you return your proxy form and do not tell us how you want to vote your Shares, your Shares will be voted by the management representatives named in the proxy form as follows:

•	FOR the appointment of KPMG LLP as auditor of the Corporation and the authorization of the directors to fix the auditor’s remuneration;

•	FOR the election of each of the directors nominated for election as listed in this Circular;

•	FOR the approval of all unallocated options under the share option plan of the Corporation;

•	FOR the ratification and confirmation of certain grants of options under the share option plan of the Corporation;

•	FOR the approval of amendments to the Corporation’s share option plan;

•	FOR the adoption of the Corporation’s stock incentive plan;

•	FOR the approval of an amendment to the Corporation’s By-Law to increase the quorum for a meeting of Shareholders of the Corporation and to eliminate the casting vote previously granted to the chair of a meeting of the board of directors;

•	FOR the approval of an advance notice by-law of the Corporation relating to the advance notice of director nominations; and

•	FOR the approval of an amendment to the Articles of the Corporation to expand the places where meetings of the Shareholders of the Corporation may be held to include certain cities in the United States and Europe.

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, 11,886,005 Shares are issued and outstanding. Each holder of Shares of record at the close of business on April 30, 2015, the record date established for notice of the Meeting, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting, except to the extent that the Shareholder has transferred any Shares after the record date and the transferee of such Shares establishes ownership of them and makes a written demand, not later than 10 days prior to the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Shares.

To the knowledge of Aptose’s directors and executive officers, no single person or entity beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to all the outstanding Shares, other than Franklin Resources, Inc. who, according to publicly available information, holds 1,416,666 Shares or approximately 11.9% of the issued and outstanding Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Financial Statements

At the Meeting, Shareholders will receive and consider the financial statements of the Corporation for the seven months ended December 31, 2014 and the auditor’s report thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

As of July 17, 2014, the Corporation changed its financial year end from May 31 to December 31. The change in the financial year end from May 31 to December 31 will allow the Corporation to provide continuous disclosure information on a comparable basis with its industry peer group. As a result of that change, all information in this Circular relating to the fiscal year ended December 31, 2014 relates to the seven months ended December 31, 2014.

2. Appointment and Remuneration of the Auditor

The Board of Directors of the Corporation (the “Board”), on the Audit Committee’s advice, recommends the appointment of KPMG LLP, as auditor of the Corporation. The auditor will be in office until the next annual Shareholders’ meeting or until a successor is named.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the appointment of the auditor, on any ballot that may be called for in the appointment of the auditor, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Corporation to hold office until the next annual meeting of Shareholders, and authorizing the directors to fix the remuneration of the auditor.

3. Election of Directors

Unless they resign, all directors elected at the Meeting will hold office until our next annual meeting of Shareholders or until their successors are elected or appointed.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the election of each of the directors, on any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the election as directors of each of the proposed nominees whose names are set forth below.

Pursuant to the articles of the Corporation, the number of directors of the Corporation is set at a minimum of three and a maximum of eleven and the directors are authorized to determine the actual number of directors to be elected from time to time. The Corporation currently has six directors, all of which are being proposed for nomination at the Meeting.

On February 24, 2014, the Board adopted a majority voting policy (the “Majority Voting Policy”). The Majority Voting Policy applies to this election of directors. Under such policy, a director nominee who is elected in an uncontested election with a greater number of votes “withheld” than votes “for” will be considered by the Board not to have received the support of the Shareholders, even though duly elected as a matter of corporate law. Such a nominee will be expected to provide forthwith his or her resignation to the Board, effective on acceptance by the Board. Unless special circumstances apply, the Board will accept the resignation. Within ninety (90) days following the applicable meeting of the Shareholders, the Board will determine whether to accept or reject the resignation offer that has been submitted. Following the Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision (including the reasons for rejecting the resignation offer, if applicable).

The following table sets out for all persons proposed to be nominated by management for election as director, the name and place of residence, all major positions and offices with the Corporation now held by them, the period during which they have served as directors of the Corporation, their present principal occupation and principal occupation for the preceding five years, and the number of Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at the date hereof.

The Corporation has an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee.

Name of Director, Province/State and Country of Residence	Director Since	Present and Past Principal Occupation or Employment	No. of Shares Beneficially Owned, Controlled or Directed
Dr. Denis Burger(1)(2) Oregon, United States	September 2007	President, Yamhill Valley Vineyards, Inc. (1983 to present) (vineyards) Founding Chairman, Director, Trinity Biotech plc. (1992 to 1995 Chairman, 1995- present as Director) (biotechnology company)	8,498 Shares
Erich Platzer(2) Basel, Switzerland	December 2014	Investment Advisor, HMB Partners AG (2003 to present) (healthcare investment firm) Serves on several Boards of Directors (2003 to present)	Nil
Dr. William G. Rice California, United States	October 2013	Chairman, President and Chief Executive Officer of the Corporation (2013 to present) Chairman, President and Chief Executive Officer, Cylene Pharmaceuticals Inc. (2003 to 2013) (biotechnology company)	Nil
Dr. Bradley Thompson(1)(2)(3) Alberta, Canada	June 2013	President and Chief Executive Officer, Oncolytics Biotech Inc. (1999 to present) (biotechnology company)	Nil

Dr. Mark D. Vincent(3) Ontario, Canada	September 2007

Physician; consultant medical oncologist, London Regional Cancer Program of Cancer Care Ontario
(1990 to present) (cancer care facility)

Professor of oncology, Western University of Ontario (2008 to present) (university)

Nil

Warren Whitehead(1) Ontario, Canada	April 2011	Chief Financial Officer, Amorfix Life Sciences (2013 to present) (biotechnology company) Chairman of the Board of Plantform , Director (2009 to present) (biotechnology company)	Nil

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

Dr. Denis Burger: Dr. Burger currently is the Chairman of AMES Technology, a medical device company. Dr. Burger co-founded Trinity Biotech plc, based in Dublin, Ireland, in June 1992 and acted as Chairman from 1992 to 1995 and now serves on the board of directors of the company. Dr. Burger was the past Chairman, Chief Executive Officer and a director of AVI Biopharma Inc., an Oregon based biotechnology company, from 1992 to March 2007. Dr. Burger is also a partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon. Dr. Burger received his MSc and Ph.D. in Microbiology and Immunology from the University of Arizona. Dr. Burger also serves on the board of CytoDyn Inc..

 Dr. Erich Platzer: Dr. Platzer is a board certified physician in internal medicine, hematology and medical oncology. Previously, Dr. Platzer served as the business director of oncology, as well as the global strategic marketing and therapeutic area head of oncology at Roche, Basel. He was also the medical director in oncology and global development project leader and was responsible for various strategic corporate partnerships. Dr. Platzer is a director of Swiss Business Angel Groups, StartAngels and BioBAC, and has served as a pharmaceutical industry expert on the board of directors of multiple biotech companies in both the U.S. and Europe such as Probiodrug, AOT, Léman Micro Devices, Credentis, and Viroblock. Dr. Platzer co-founded and currently serves as an investment advisor to HBM Healthcare Investments (formerly HBM BioVentures), a global leader in healthcare investing. He has over 12 years of experience in academic medicine and research and was a key member of the team at MSKCC that purified human G-CSF in 1983 (recombinant form: Neupogen®). He earned his M.D. from the Medical School and the Institute of Clinical Immunology and Rheumatology of the University of Erlangen, where he also received his “Dr. med. habil.” (M.D.,Ph.D.).

Dr. William Rice: Dr. Rice joined Aptose as Chairman and Chief Executive Officer in October 2013. Prior to joining Aptose, Dr. Rice served as the President, Chief Executive Officer and Chairman of the board of Cylene Pharmaceuticals, Inc., a private biotechnology company (“Cylene”). Prior to Cylene, Dr. Rice was the founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He also served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and served as a faculty member in the division of Pediatric Hematology and Oncology at Emory University School of Medicine. Dr. Rice received his Ph.D. from Emory University Department of Biochemistry. He continues to serve as the Chairman of the board of Cylene.

Dr. Brad Thompson: Dr. Thompson is an experienced biotechnology professional who has held the positions of Chairman of the Board and President and Chief Executive Officer of Oncolytics Biotech Inc. since April 1999. Prior to his role with Oncolytics Dr. Thompson was the Chief Executive Officer of Synsorb Biotech from 1994 to 1999. Dr. Thompson also currently is a board member of Immunovaccine Inc. He received his Ph.D. from the University of Western Ontario in the Department of Microbiology and Immunology.

Dr. Mark Vincent: Dr. Mark Vincent is a Professor of Oncology at the University of Western Ontario and a consultant medical oncologist at the London Regional Cancer Program, where he has been since 1990. Dr. Vincent is also the co-founder and Chief Executive Officer of Sarissa, Inc. since 2000.

Mr. Warren Whitehead: Mr. Whitehead is a CPA (CMA) who has held senior financial management positions in several biotechnology and pharmaceutical companies. Currently he is the Chief Financial Officer of Amorfix Life Sciences Ltd. as well as a member of the Board of Directors. Prior to this, he served as Chief Financial Officer of ARIUS Research Inc., providing financial guidance and leadership during the acquisition of ARIUS by Roche in 2008. Prior to ARIUS, Mr. Whitehead was Chief Financial Officer at Labopharm Inc., where he completed a series of public equity financings and a listing on NASDAQ. He is currently the Chairman of the Board of Directors of PlantForm Corporation, a life sciences company that develops biosimilar antibody drugs for treatment of cancer and other critical illnesses.

No proposed director is, to the knowledge of the Corporation as at the date of the Circular, or has been, within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Aptose) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under Canadian securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under Canadian securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, (iii) while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (iv) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromised with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Moreover, no proposed director of the Corporation has been subject, to the knowledge of the Corporation, to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

4.	Approval of Unallocated Options

Until May 5, 2015, the Corporation had three security based compensation plans being the share option plan (the “Share Option Plan”), the alternate compensation plan (the “ACP”) and the deferred share unit plan (the “DSU Plan”, together with the Share Option Plan and the ACP, the “Plans”). The maximum aggregate number of Shares that was available for issuance from treasury under the Plans was 15% of the Corporation’s issued and outstanding Shares at any given time. The rules of the Toronto Stock Exchange (the “TSX”) require that, if a listed issuer has security based compensation plans that do not have a fixed maximum number of shares issuable thereunder, the directors and shareholders of the issuer approve and reaffirm the unallocated options, rights or entitlements under such plans every three years.

On May 5, 2015, as there were no outstanding rights or units under the ACP and the DSU Plan, the Board approved the termination of the ACP and the DSU Plan. Additional information concerning the Share Option Plan, including its terms and conditions, can be found under the heading “Equity Compensation Plan Information” of this Circular.

As of May 5, 2015, 1,383,805 options were granted, outstanding and unexercised, representing approximately 11.6% of the issued and outstanding Shares of the Corporation. Accordingly, as at that date, options to purchase up to an additional 399,095 Shares (3.4% of Shares outstanding) remain available for grant under the Share Option Plan (the “Unallocated Options”).

On May 5, 2015, the Board unanimously approved the renewal of all Unallocated Options under the Share Option Plan.

An ordinary resolution will be placed before the Shareholders at the Meeting to approve all the Unallocated Options under the Share Option Plan (the “Unallocated Options Resolution”). Pursuant to the requirements of the TSX, the Unallocated Options Resolution requires the approval of a majority of the votes cast by the Shareholders at the Meeting, but excluding the votes attached to 8,498 Shares held directly or indirectly by insiders of the Corporation that hold options under the Share Option Plan or that are otherwise eligible to participate in the Share Option Plan. Shareholders’ approval will be effective for three years from the date of the Meeting and does not constitute a change of the Share Option Plan or an increase of the previously approved limit. Whether or not the Unallocated Options Resolution is approved, all options already granted and currently outstanding will remain in effect. However, if the Unallocated Options Resolution is not approved, any Unallocated Options under the Share Option Plan will not be available for future grants, and previously granted options will not be available for reallocation if they are cancelled prior to the exercise, or if they are exercised, which would indeed constitute a reduction of the limit. Therefore, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass the following Unallocated Options Resolution:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	all unallocated options under the share option plan (the “Share Option Plan”) of Aptose Biosciences Inc. (the “Corporation”) are approved;

2.	the Corporation has the ability to continue granting options under the Share Option Plan until June 10, 2018, which is the date that is three (3) years from the date of the shareholders’ meeting at which shareholders’ approval is being sought; and

3.	any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable to give effect to the foregoing and facilitate the implementation of the foregoing resolutions.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be voted against the Unallocated Options Resolution on any ballot that may be called for, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the Unallocated Options Resolution.

5. Ratification and Confirmation of Certain Grants of Options

In accordance with the rules of the TSX which require that the directors and shareholders of issuers that have adopted security based compensation plans that are “rolling” approve unallocated options, rights or entitlements every three years, the Corporation should have asked the Shareholders to approve all Unallocated Options at a meeting of the Shareholders held on or before November 29, 2014. As such approval was not obtained prior to November 29, 2014, Shareholders are required to specifically ratify and confirm the grant of options under the Share Option Plan subsequent to November 29, 2014. On May 5, 2015, the Board unanimously approved the ratification of the options granted after November 29, 2014.

The following table sets forth the particulars of the options granted under the Share Option Plan subsequent to November 29, 2014, representing an aggregate of 128,000 options issued under the Share Option Plan (1.08% of the issued and outstanding common shares of the Corporation) (the “Ratification Options”).

Recipient	# of options granted under the Share Option Plan	Date of Grant	Exercise Price	Expiry Date
Directors	98,000	January 16, 2015	$6.77	January 16, 2025
Officers	Nil	N/A	N/A	N/A
Employees	10,000	March 3, 2015	$6.99	March 3, 2025
Consultant	10,000	January 16, 2015	$6.77	January 16, 2025
Consultant	10,000	March 25, 2015	$7.14	March 25, 2025

At the Meeting, the Shareholders of the Corporation will be asked to pass an ordinary resolution to ratify and confirm the Ratification Options which were granted subsequent to November 29, 2014 (the “Ratification Resolution”). Pursuant to the requirements of the TSX, the Ratification Resolution requires the approval of a majority of the votes cast by the Shareholders at the Meeting, but excluding the votes attached to 8,498 Shares held directly or indirectly by insiders of the Corporation that hold options under the Share Option Plan or that are otherwise eligible to participate in the Share Option Plan. Until the Ratification Resolution is passed, the Ratification Options may not be exercised. If the Ratification Resolution is not passed, all Ratification Options will be cancelled and the Corporation will need to consider alternate forms of performance based compensation that can be awarded to the directors, officers, employees and consultants of the Corporation, including additional cash bonuses and other means in order to achieve the longer term objectives of the Corporation, to give suitable recognition of the ability and industry of such persons who contribute materially to the success of the Corporation or to attract and retain persons of experience and ability. Therefore, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass the following Ratification Resolution:

Be it resolved as aN ORDINARY resolution of the Shareholders THAT:

1.	all options issued under the share option plan (the “Share Option Plan”) of Aptose Biosciences Inc. (the “Corporation”) subsequent to November 29, 2014 and before May 5, 2015, representing an aggregate of 128,000 options under the Share Option Plan (1.08% of the issued and outstanding common shares of the Corporation) at prices ranging from $6.77 to $7.14 with expiry dates varying from January 16, 2025 to March 25, 2025, are hereby ratified and confirmed; and

2.	any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable to give effect to the foregoing and facilitate the implementation of the foregoing resolution.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be voted against the Ratification Resolution on any ballot that may be called for, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the Ratification Resolution.

6. Amendments to the Share Option Plan

The Board approved, subject to TSX and Shareholder approval, certain amendments to the Share Option Plan to increase the maximum aggregate number of Shares available for issuance from treasury under the Share Option Plan and any other security based compensation arrangement to 17.5% of the Corporation’s issued and outstanding Shares at any given time and to modify in the Share Option Plan the name of the Corporation from “Lorus Therapeutics Inc.” to “Aptose Biosciences Inc.”.

The maximum aggregate number of Shares available for issuance from treasury under the Share Option Plan and any other security based compensation arrangement is currently 15% of the Corporation’s issued and outstanding Shares at any given time. Provided the Unallocated Options Resolution is approved by the Shareholders at the Meeting, the total number of Shares issuable under the Share Option Plan would be, as of the date hereof, 1,782,900, representing 15% of the Corporation’s issued and outstanding Shares and if the amendments to the Share Option Plan are approved by the Shareholders at the Meeting, the total number of Shares issuable under the Share Option Plan would be, as of the date hereof, 2,080,050, representing 17.5% of the Corporation’s issued and outstanding Shares. The Corporation believes that increasing this limit to 17.5% would allow the Corporation to better attract and retain key personnel. Since June 1, 2005, there have been 159,169 Shares issued further to exercises of options, representing, as of the date hereof, 1.3% of the Corporation’s issued and outstanding Shares.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass a resolution approving the amendments to the Share Option Plan to increase the maximum number of Shares reserved for issuance from treasury under the Share Option Plan and any other security based compensation arrangement to 17.5% (the “Share Option Plan Amendment Resolution”). Pursuant to the requirements of the TSX, the Share Option Plan Amendment Resolution requires the approval of a majority of the votes cast by the Shareholders at the Meeting, but excluding the votes attached to 8,498 Shares held directly or indirectly by insiders of the Corporation that hold options under the Share Option Plan or that are otherwise eligible to participate in the Share Option Plan.

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	the Corporation is hereby authorized to amend its share option plan (the “Share Option Plan”) to increase the maximum aggregate number of common shares of the Corporation (the “Shares”) available for issuance from treasury under the Share Option Plan and any other security based compensation arrangement to 17.5% of the Corporation’s issued and outstanding Shares at any given time and to replace the words “Lorus Therapeutics Inc.” with “Aptose Biosciences Inc.”; and

2.	any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable to give effect to the foregoing and facilitate the implementation of the foregoing resolution.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be voted against the Share Option Plan Amendment Resolution on any ballot that may be called for, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the Share Option Plan Amendment Resolution.

7. Adoption of Stock Incentive Plan

On May 5, 2015, the Board adopted, subject to TSX and Shareholder approval, a 2015 stock incentive plan (the “Stock Incentive Plan”) for the Corporation pursuant to which the Board may grant stock-based awards comprised of restricted stock units (the “Restricted Stock Units”) or dividend equivalents (the “Dividend Equivalents and collectively with the Restricted Stock Units, the “Awards”) to employees, officers, consultants, independent contractors, advisors and non-employee directors of the Corporation or any affiliate (the “SIP Participants”).

If approved, the maximum total number of Shares available for issuance under the Stock Incentive Plan and any other security based compensation arrangement of the Corporation (including the Share Option Plan) will be 17.5% of the number of issued and outstanding Shares representing, as of the date hereof, 2,080,050 Shares. Any issuance of Shares covered by an Award or to which an Award relates will make new grants available under the Stock Incentive Plan, provided that the maximum number of Shares reserved for issuance pursuant to the Stock Incentive Plan does not exceed 17.5% of the number of Shares then issued and outstanding. Since the adoption of the Stock Incentive Plan by the Board, no Awards were granted.

Restricted Stock Units issued under the Stock Incentive Plan shall be subject to such restrictions as the Committee (as defined below) may impose (including any limitation on the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time as the Committee may deem appropriate, provided however that the Restricted Stock Units may not vest until at least three (3) months after their date of grant. No Shares shall be issued at the time the Restricted Stock Units are granted. Holders of Restricted Stock Units may not vote the Shares underlying such Restricted Stock Units until the restrictions and the restricted period has lapsed or been waived by the Committee and the Shares have been issued by the Corporation.

Except as otherwise determined by the Committee or as provided in an Award Agreement, upon a SIP Participant’s termination of employment or resignation or removal as a director (in either case, as determined under criteria established by the Committee) during the applicable restriction period, all Restricted Stock Units held by such SIP Participant at such time shall be forfeited and reacquired by the Corporation; provided, however, that the Committee may waive in whole or in part any or all remaining restrictions with respect to Restricted Stock Units.

Under the Stock Incentive Plan, the Committee may also grant Dividend Equivalents to SIP Participants under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Corporation to holders of Shares with respect to a number of Shares determined by the Committee.

The Stock Incentive Plan does not limit insider participation and does not provide a maximum number of Shares which may be issued to an individual under the Stock Incentive Plan. However, no director of the Corporation who is not also an employee of the Corporation or an affiliate may be granted any Awards that exceed in the aggregate $150,000 (such value computed as of the date of grant in accordance with applicable financial accounting rules) in any calendar year.

Each Award granted under the Stock Incentive Plan will be evidenced by an award agreement (the “Award Agreement”). The Stock Incentive Plan will be administered by a committee or subcommittee of the Board appointed from time to time by the Board (the “Committee”). Subject to the express provisions of the Stock Incentive Plan and to applicable law, the Committee shall have full power and authority to: (i) designate SIP Participants; (ii) determine the type of Awards to be granted to each SIP Participant under the Stock Incentive Plan and the number of Shares to be covered by each Award; (iii) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (iv) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7 of the Stock Incentive Plan; and (v) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations in Section 7 of the Stock Incentive Plan.

Except as otherwise provided by the Committee in its discretion and subject to such additional terms and conditions as it determines, no Award and no right under any such Award shall be transferable by a SIP Participant other than by will or by the laws of descent and distribution, and no Award or right under any such Award may be pledged, alienated, attached or otherwise encumbered.

The Board may from time to time amend, suspend or terminate the Stock Incentive Plan, and the Committee may amend or alter any previously granted Award, as applicable, without obtaining the approval of Shareholders in order to: (i) correct any defect, supply any omission or reconcile any inconsistency in the Stock Incentive Plan or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Stock Incentive Plan; (ii) amend the eligibility for, and limitations or conditions imposed upon, participation in the Stock Incentive Plan; (iii) make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange; (iv) amend any terms relating to the administration of the Stock Incentive Plan, including the terms of any administrative guidelines or other rules related to the Stock Incentive Plan; or (v) make any other amendment, whether fundamental or otherwise, not requiring Shareholders’ approval under TSX Company Manual, the rules or regulations of the United States Securities and Exchange Commission or any other securities exchange that are applicable to the Corporation.

Prior approval of the Shareholders shall be required for any amendment to the Plan or an Award that would: (i) require shareholder approval under the TSX Company Manual, the rules or regulations of the Securities and Exchange Commission or any other securities exchange that are applicable to the Corporation; (ii) increase the maximum number of Shares authorized under the Stock Incentive Plan; (iii) increase the annual limit on Awards granted to non-employee directors; or (iv) amend the amendment provision of the Stock Incentive Plan.

The foregoing is only a summary of the principal provisions of the Stock Incentive Plan. The full text of the Stock Incentive Plan is reproduced as Appendix A to this Circular. Shareholders are encouraged to review the Stock Incentive Plan in its entirety.

Pursuant to the requirements of the TSX, the Corporation is required to submit the Stock Incentive Plan for approval by the Shareholders at the Meeting. If approved, the Stock Incentive Plan will be effective as of June 10, 2015. Therefore, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass the resolutions below (the “Stock Incentive Plan Resolution”). Pursuant to the requirements of the TSX, the Stock Incentive Plan Resolution requires the approval of a majority of the votes cast by the Shareholders at the Meeting, but excluding the votes attached to 8,498 Shares held directly or indirectly by insiders of the Corporation that are eligible to participate in the Stock Incentive Plan.

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	the 2015 Stock Incentive Plan (the “Stock Incentive Plan”) adopted by the board of directors of the Corporation, the full text of which is reproduced as Appendix A to the management proxy circular dated May 5, 2015, be and is hereby approved and authorized;

2.	the Corporation has the ability to grant awards under the Stock Incentive Plan until June 10, 2018, which is the date that is three (3) years from the date of the shareholders’ meeting at which shareholders’ approval is being sought; and

3.	any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable to give effect to the foregoing and facilitate the implementation of the foregoing resolutions.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be voted against the Stock Incentive Plan Resolution on any ballot that may be called for, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the Stock Incentive Plan Resolution.

8. Amendment to By-Law No. 2

The Corporation wishes to amend its By-Law No. 2 to increase the quorum for any meeting of Shareholders to two persons present at the opening of the meeting who are entitled to vote thereat either as Shareholders or as proxy holders and holding or representing not less than 25% of the outstanding Shares entitled to be voted at such meeting. The Corporation also wishes to amend the By-Law to eliminate the casting vote previously granted to the chair of a Board meeting.

Pursuant to the Canada Business Corporations Act, the By-Law of the Corporation may be amended by ordinary resolution of Shareholders, being a majority of the votes cast by Shareholders present in person or by proxy at the Meeting.

In addition, the header of the By-Law has been modified to reflect the change of name of the Corporation from “Lorus Therapeutics Inc.” to “Aptose Biosciences Inc.” as of August 28, 2014.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass the following resolutions (the “By-Law Amendment Resolution”):

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	the Corporation is hereby authorized to amend its By-Law No. 2 (i) by replacing the words “Lorus Therapeutics Inc.” with “Aptose Biosciences Inc.”;(ii) by deleting the mention “and in case of an equality of votes the chair of the meeting will be entitled to a second or casting vote” in Section 2 – Directors - Votes to govern; and (iii) by replacing Section 8 - Shareholders’ Meeting - Quorum by the following:

“Except as otherwise provided in the Articles of the Corporation, the quorum for the transaction of business at any meeting of shareholders shall be two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or as proxy holders and holding or representing not less than 25% of the outstanding shares of the Corporation entitled to be voted at such meeting. If a quorum is not present within such reasonable time (determined by the chair of the meeting) after the time fixed for the holding of the meeting, the persons present and entitled to vote thereat may adjourn the meeting to a fixed time and place. A person participating in a meeting by means of telephonic, electronic or other communication facilities shall be deemed for the purposes hereof to be present at the meeting.”

2.	any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable to give effect to the foregoing and facilitate the implementation of the foregoing resolution.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be voted against the By-Law Amendment Resolution on any ballot that may be called for, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the By-Law Amendment Resolution.

9. Advance Notice By-Law

On May 5, 2015, the Board adopted a new by-law providing for an advance notice requirement for director nominations (the “Advance Notice By-Law”). The purpose of this Advance Notice By-Law is to establish the conditions and framework under which the Shareholders may exercise their right to submit director nominations by fixing a deadline by which such nominations must be submitted by a Shareholder to the Corporation prior to any annual or special meeting of Shareholders, and sets forth the information that a Shareholder must include in the notice to the Corporation for the notice to be in proper written form. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice By-Law. The Board believes that the Advance Notice By-Law establishes a transparent and fair process for all Shareholders to follow if they intend to nominate directors.

The Advance Notice By-Law requires that a Shareholder seeking to nominate individuals for election as directors provide timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a notice must be given (i) in the case of an annual meeting of Shareholders, not less than 30 days before the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.

The Board may, in its sole discretion, waive any requirement in the Advance Notice By-law.

The foregoing is only a summary of the principal provisions of the Advance Notice By-Law. The full text of the Advance Notice By-Law is reproduced as Appendix B to this Circular. Shareholders are encouraged to review the Advance Notice By-Law in its entirety.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass the following resolutions (the “Advance Notice By-Law Resolution”):

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	the Advance Notice By-Law adopted by the board of directors of the Corporation, the full text of which is reproduced as Appendix B to the management proxy circular, be ratified; and

2.	any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable to give effect to the foregoing and facilitate the implementation of the foregoing resolution.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be voted against the Advance Notice By-Law Resolution on any ballot that may be called for, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the Advance Notice By-Law Resolution.

10. Amendment of Articles

The Corporation wishes to amend its Articles to expand the places where meetings of the Shareholders of the Corporation may be held to include certain cities in the United States and Europe, thus, reflecting the new international status of the Corporation. Pursuant to the Canada Business Corporations Act, the Articles of the Corporation may be amended by special resolution of Shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by Shareholders present in person or by proxy at the Meeting.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the following special resolution approving the amendment of the Articles of the Corporation (the “Article Amendment Resolution”):

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	the Corporation is hereby authorized under section 173 of the Canada Business Corporations Act to amend its articles by adding the following provision:

“Meetings of shareholders may be held at any of the following places in the United States: San Diego, California; New York, New York; Los Angeles, California; San Francisco, California; Seattle, Washington; Portland, Oregon; Atlanta, Georgia; Boston, Massachusetts; Chicago, Illinois; Philadelphia, Pennsylvania; Dallas, Texas; Phoenix, Arizona; Detroit, Michigan; Houston, Texas; San Antonio, Texas and Washington, District of Columbia; in Europe: London, England; Paris, France; Zug, Switzerland; Zurich, Switzerland; Basel, Switzerland, or in any place in Canada that the directors determine from time to time.”

2.	any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable to give effect to the foregoing and facilitate the implementation of the foregoing resolution.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be voted against the Article Amendment Resolution on any ballot that may be called for, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the Article Amendment Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. The Compensation Committee is currently comprised of independent Board members Dr. Burger, Dr. Platzer and Dr. Thompson. Dr. Burger is chair of the Compensation Committee. The Compensation Committee met 3 times during the period lasting from June 1, 2014 until December 31, 2014. For more information on the Compensation Committee, please see the section entitled “Compensation” of the Corporation’s Corporate Governance Practices attached hereto as Appendix C.

Members of the Compensation Committee each have direct experience relevant to compensation matters resulting from their respective current and past activities. The members of the Compensation Committee have experience dealing with compensation matters in comparable organizations, including public companies, as well as companies with a strong emphasis on governance in their current and former roles as principal executives.

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review and advise the Board on the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to the Share Option Plan, employee benefit programs, pay equity and employment equity and reviews executive compensation disclosure where it is publicly disclosed.

Aptose’s executive compensation program is designed to:

•	attract and retain qualified, motivated and achievement-oriented individuals by offering compensation that is competitive in the industry and marketplace;

•	align executive interests with the interests of Shareholders; and

•	ensure that individuals continue to be compensated in accordance with their personal performance and responsibilities and their contribution to the overall objectives of the Corporation.

These objectives are achieved by offering executives and employees a compensation package that is competitive and rewards the achievement of both short-term and long-term objectives of the Corporation. As such, our compensation package consists of three key elements:

•	base salary and initial share options;

•	short-term compensation incentives to reward corporate and personal performance through potential annual cash bonuses; and

•	long-term compensation incentives related to long-term increase in Share value through participation in the Share Option Plan.

The Compensation Committee reviews each of these items on a stand-alone basis and also reviews compensation as a total package. Adjustments to compensation are made as appropriate following a review of the compensation package as a whole.

Base Salary — Initial Share Options

In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable Aptose to attract and retain executive officers that can effectively contribute to the long-term success of the Corporation. Base salary for each executive officer is determined by the individual’s skills, abilities, experience, past performance and anticipated future contribution to the success of Aptose. The members of the Compensation Committee use their knowledge of the industry and of industry trends to assist with the determination of an appropriate compensation package for each executive officer. In certain cases, the Compensation Committee may recommend inclusion of automobile allowances, fitness allowances and the payment of certain professional dues as a component of an overall remuneration package for executives.

In certain cases, executive officers may be granted share options on the commencement of employment with Aptose in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing shareholder value in accordance with those objectives.

Short-Term Compensation Incentives

The role of short-term compensation incentives at Aptose is to motivate our executive officers to achieve specified performance objectives for 2014 and to reward them for their achievement in the event that those objectives are met. Each year, the Compensation Committee approves the annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria. The annual cash bonus for the executive officers is based, at least in part, on the level of achievement of these annual objectives, assuming these objectives are still relevant at the time of evaluation.

All corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or share options, to reward extraordinary individual performance.

For each executive officer, during the seven months ended December 31, 2014, the annual cash bonuses ranged from 40% to 45% of base salary when all corporate and individual executive officer objectives were achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers (as defined hereinafter), are included in the Summary Compensation Table in the year in respect of which they are earned.

Long-Term Incentive Plan

The role of long-term compensation incentives at Aptose is to reward an executive’s contribution to the attainment of Aptose’s long-term objectives, align an executive’s performance with the long-term performance of Aptose and to provide an additional incentive for an executive to enhance shareholder value. Long-term incentive compensation for directors, officers, employees and consultants is reviewed annually and is accomplished through the grant of share options under our Share Option Plan.

The number of options granted for certain executives of Aptose for the seven months ended December 31, 2014 was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the Shares on the TSX on the last trading day prior to the grant. Options to purchase Shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The Compensation Committee takes into account previous grants of options when considering new grant of options.

The granting of options to Named Executive Officers is included in the Summary Compensation Table in the year in which they are earned.

Performance Metrics

The performance of the Named Executive Officers for the seven months ended December 31, 2014 was measured with respect to the following objectives:

1)	Initiate APTO-253 Phase Ib clinical trial and manage patient enrollment activities;

2)	Corporation rebranding and NASDAQ listing;

3)	Further strengthening of the management, clinical and advisory teams; and

4)	Other corporate objectives.

Each of the above objectives is weighted at 30%, 20%, 20% and 30% respectively in relation to assessment of satisfaction of overall corporate objective s and determination of any general corporate bonuses. As this is a transition period, the measurement period of these corporate objectives carries into fiscal 2015 and were not measured as of December 31, 2014. Incentive compensation related to the attainment of these objectives will be assessed and paid in fiscal 2015.

Hedge or Offset Instruments

Named Executive Officers or directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by Named Executive Officers or directors, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds.

Risk Assessment of Compensation

The implications of the risks associated with the Corporation’s compensation practices were not considered by the Board or a committee of the Board.

PERFORMANCE GRAPH

The following graph illustrates our cumulative total Shareholder return (assuming a $100 investment) for the Shares on the TSX as compared with the S&P/TSX Capped Health Care Index during the period from May 31, 2010 to December 31, 2014.

In October 2013 the Corporation completed a strategic review which resulted in the appointment of Dr. William Rice as Chief Executive Officer and Chairman of the Board of the Corporation on October 28, 2013. Following the appointment of Dr. Rice the Corporation has focused the future development of APTO-253 on acute myeloid leukemia (AML), myelodysplastic syndromes (MDS) and other hematologic malignancies, appointed Mr. Gregory Chow as Chief Financial Officer and Mr. Avanish Vellanki as Chief Business Officer and attracted several other key advisors. The Corporation believes these changes created significant shareholder value as depicted in the graph below, which illustrates the cumulative total Shareholder return (assuming a $100 investment) for the Shares on the TSX as compared with the S&P/TSX Capped Health Care Index during the period from May 31, 2013 until December 31, 2014.

Compensation levels for the Named Executive Officers have not fluctuated to the same degree as Shareholder returns. Compensation does not solely reflect consideration of Corporation performance. Instead, compensation is determined in light of an overall compensation package that is considered appropriate in the circumstances.

Summary Compensation Table

The following table details the compensation information for the fiscal years ended May 31, 2012, May 31, 2013, May 31, 2014 and December 31, 2014 of the Corporation, for the Chairman, President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the Senior Vice President and Chief Business Officer (each, an “NEO” and, collectively the “Named Executive Officers”):

Name and Principal Position	Fiscal Year or Seven Months Ended(11)	Salary ($)		Share-based awards ($)	Option- based awards ($)		Non-equity incentive plan compensation			Pension value ($)	All other compensation(3) ($)		Total compensation ($)
							Annual incentive plans ($)		Long-term incentive plans ($)
Dr. William G. Rice(4)	Dec. 31, 2014	321,493	(5)	N/A	1,868,145	(1)	141,217	(5)(6)	Nil	N/A	Nil		2,330,805
Chairman, President	May 31, 2014	266,806	(7)	N/A	1,246,742	(8)	454,750	(2)(7)	Nil	N/A	26,839	(5)	1,995,137
and Chief Executive	May 31, 2013	-		-	-		-		-	-	-		-
Officer	May 31, 2012	-		-	-		-		-	-	-		-

Mr. Gregory K. Chow(9)	Dec. 31, 2014	201,573	(5)	N/A	381,345	(1)	81,525	(6)	Nil	N/A	Nil		664,443
Senior Vice President	May 31, 2014	125,925	(7)	N/A	690,625	(8)	370,381	(2)(7)	Nil	N/A	19,234	(5)	1,206,165
and Chief Financial	May 31, 2013	-		-	-		-		-	-	-		-
Officer	May 31, 2012	-		-	-		-		-	-	-		-

Mr. Avanish Vellanki(10)	Dec. 31, 2014	201,573	(5)	N/A	381,345	(1)	81,525	(6)	Nil	N/A	Nil		664,443
Senior Vice President	May 31, 2014	125,925	(7)	N/A	690,625	(8)	370,381	(2)(7)	Nil	N/A	19,234	(5)	1,206,165
and Chief Business	May 31, 2013	-		-	-		-		-	-	-		-
Officer	May 31, 2012	-		-	-		-		-	-	-		-

(1)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 120%; (iii) risk free interest rate of 1.5%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.
(2)	During the year one-time bonuses were paid to NEO’s upon the completion of key financing milestones. These amounts were approved by the Board and have been included in the Annual Incentive Plan column.
(3)	Other compensation for Dr. Rice, Mr. Chow and Mr. Vellanki relates to consulting fees paid to NEO’s for services provided prior to employment.
(4)	Dr. Rice was named Chairman of the Board and Chief Executive Officer of the Corporation on October 28, 2013 and President of the Corporation on April 10, 2014.
(5)	Dr. Rice, Mr. Chow and Mr. Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was US$1 = $1.09.
(6)	Annual incentive amounts represent the expected portion of payment that will be made in fiscal 2015 allocated to the transition period. Set objectives will not be evaluated until May 31, 2015.
(7)	Dr. Rice, Mr. Chow and Mr. Vellanki are paid in US dollars. Amounts are shown in Canadian dollars translated from US dollars based on the exchange rates prevailing on the date of the transaction. The average exchange rate was US$1 = $1.07.
(8)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of between 125 and 135%; (iii) risk free interest rate of between 1 and 3%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.

(9)	Mr. Chow was named Chief Financial Officer on December 2, 2013 and Senior Vice President on April 10, 2014.
(10)	Mr. Vellanki was named Chief Business Officer on December 2, 2013 and Senior Vice President on April 10, 2014.
(11)	As of July 17, 2014, the Corporation changed its financial year end from May 31 to December 31.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following tables show all awards outstanding to each NEO as at December 31, 2014:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. William G. Rice	35,417	3.48	Oct 27, 2023	120,064	Nil	Nil	Nil
Chairman, President and	65,136	7.32	Dec 10, 2023	Nil
Chief Executive Officer	5,281	6.96	Jan 29, 2024	Nil
	140,000	6.00	Apr 10, 2024	121,800
	396,129	5.70	Jun 15, 2024	463,471

Mr. Gregory K. Chow	35,417	9.36	Nov 4, 2023	Nil	Nil	Nil	Nil
Senior Vice President and	35,417	7.32	Dec 10, 2023	Nil
Chief Financial Officer	35,417	6.00	Apr 10, 2024	30,813
	22,083	5.70	Jun 15, 2024	25,837
	64,167	5.22	Jul 18, 2024	105,876

Mr. Avanish Vellanki	35,417	9.36	Nov 4, 2023	Nil	Nil	Nil	Nil
Senior Vice President and	35,417	7.32	Dec 10, 2023	Nil
Chief Business Officer	35,417	6.00	Apr 10, 2024	30,813
	22,083	5.70	Jun 15, 2024	25,837
	64,167	5.22	Jul 18, 2024	105,876

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options on December 31, 2014 at the end of seven-month period ($6.87), and the exercise price of the options.

The 35,417 options granted to each of Mr. Gregory Chow and Mr. Avanish Vellanki on April 10, 2014 vest over 36 months from the date of the grant in 35 equal monthly instalments of 984 and a 36th instalment of 977.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the seven months ended December 31, 2014:

Name and Principal Position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. William G. Rice	7,491	N/A	141,217
Chairman, President and Chief Executive Officer
Mr. Gregory K. Chow	6,337	N/A	81,525
Senior Vice President and Chief Financial Officer
Mr. Avanish Vellanki	6,337	N/A	81,525
Senior Vice President and Chief Business Officer

PENSION PLAN BENEFITS

The Corporation does not provide pension plan benefits to its Named Executive Officers or employees of the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that if their employment is terminated by the Corporation other than for cause, each of Dr. Rice, Mr. Chow and Mr. Vellanki shall be entitled to a payment equivalent to 12 months of their respective annual base salaries at the time of termination (Dr. Rice’s current annual base salary represents US$480,000, Mr. Chow’s current annual base salary represents US$315,000 and Mr. Vellanki’s current annual base salary represents US$315,000), plus an amount equal to the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, pro rated based on the number of days the executive worked during the year of the termination. In addition, the employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that certain payments related to health benefits will continue to be made for a period of 12 months following termination of their employment.

If the employment agreements are terminated by the Corporation other than for cause, then all unexercised share options then held by each are governed by the terms of the Share Option Plan.

The employment agreements of Dr. Rice, Mr. Chow and Mr. Vellanki provide that, in the event their employment with the Corporation is terminated within three months immediately preceding or 12 months immediately following the consummation of a change of control, each of Dr. Rice, Mr. Chow and Mr. Vellanki would be eligible, subject to certain conditions, to receive a payment equivalent to 18 months of their annual base salaries at the time of termination, plus an amount equal to 150% of the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination following a change of control.

The following table sets out the amount that would have been payable to each Named Executive Officer had there been a change of control of the Corporation on December 31, 2014 and the severance payment that would have been payable to each Named Executive Officer had the Corporation terminated employment of the Named Executive Officer without cause on December 31, 2014:

Name	Termination Without Cause			Change of Control
Dr. William G. Rice	US$	785,000	(1)	US$	1,133,000	(2)
Mr. Gregory K. Chow	US$	471,000	(1)	US$	691,000	(2)
Mr. Avanish Vellanki	US$	504,000	(1)	US$	725,000	(2)

(1)	This amount represents 12 months of annual base salary at the time of termination, plus an amount equal to the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.

(2)	This amount represents 18 months of annual base salary at the time of termination, plus an amount equal to 150% of the average bonus remuneration received from the Corporation during the last three years of employment completed prior to the termination date, prorated based on the number of days the executive worked during the year of the termination, as well as continuation of the payments related to health benefits for a period of 12 months following the termination.

COMPENSATION OF DIRECTORS

The following table details the compensation received by each director for the seven months ended December 31, 2014:

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)

Dr. Denis Burger	28,288	Nil	Nil	Nil	N/A	Nil	28,288

Dr. Bradley Thompson	24,000	Nil	Nil	Nil	N/A	Nil	24,000

Dr. Brian Underdown(1)	17,750	Nil	Nil	Nil	N/A	Nil	17,750

Dr. Mark Vincent	22,500	Nil	Nil	Nil	N/A	Nil	22,500

Mr. Warren Whitehead	25,000	Nil	Nil	Nil	N/A	Nil	25,000

Dr. Jim Wright(2)	Nil	Nil	107,860	Nil	N/A	Nil	107,860

Dr. Erich Platzer(3)	Nil	Nil	Nil	Nil	N/A	Nil	Nil

(1)	Dr. Underdown resigned from the Board on December 15, 2014.

(2)	Dr. Wright did not stand for re-election at the Corporation’s Annual General Meeting on August 19, 2014. The option-based award expense related to Dr. Wright reflects the incremental value associated with a change in expiry date of his outstanding options.

(3)	Dr. Platzer was appointed to the Board on December 15, 2014.

There were no options issued to the directors during the transition period ended December 31, 2014. Compensation for each director consisted of an annual fee of $15,000 and $1,500 per Board meeting attended. Members of the Audit Committee received an annual fee of $8,000 (the Chair of the Audit Committee received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee. Board members receive $500 for meetings held via conference call. Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings. Executive directors are not entitled to directors’ compensation.

In January 2015, the Board approved certain changes related to the compensation of directors effective for the fiscal year 2015. As of January 1, 2015, directors will be entitled to an annual fee of US$30,000 with no per meeting fees. The lead director will be entitled to an additional annual fee of US$30,000. The chair of each committee will be entitled to an annual fee of US$10,000 with each committee member receiving an annual fee of US$6,000 per committee. Upon appointment to the Board a director will be entitled to an option grant of 10,000 options and each year thereafter an additional grant of 6,000 options.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each director, other than Named Executive Officers who are directors, all option-based and share-based awards outstanding at December 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)

Dr. Denis Burger	1,250	2.58	Nov 28, 2021	5,363	Nil	Nil	Nil
	4,166	2.58	Nov 28, 2021	17,872
	4,166	2.16	March 8, 2022	19,622
	1,250	5.70	Aug 1, 2022	1,463
	2,500	6.00	Apr 10, 2024	2,175

Dr. Erich Platzer(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Dr. Bradley Thompson	3,750	6.00	Apr 10, 2024	3,263	Nil	Nil	Nil

Dr. Brian Underdown(3)	2,500	6.00	Apr 10, 2024	2,175	Nil	Nil	Nil

Dr. Mark Vincent	1,250	2.58	Nov 28, 2021	5,363	Nil	Nil	Nil
	2,083	2.16	March 8, 2022	9,811
	1,250	5.70	Aug 1, 2022	1,463
	2,500	6.00	Apr 10, 2024	2,175

Mr. Warren Whitehead	1,250	2.58	Nov 28, 2021	5,363	Nil	Nil	Nil
	500	2.16	March 8, 2022	2,355
	1,250	5.70	Aug 1, 2022	1,463
	2,500	6.00	Apr 10, 2024	2,175

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. Jim Wright(4)	2,500	2.58	Aug. 19, 2017	10,725	Nil	Nil	Nil
	41,667	2.58	Aug. 19, 2017	178,751
	2,083	2.16	Aug. 19, 2017	9,811
	8,333	5.70	Aug. 19, 2017	9,750
	2,500	6.00	Aug. 19, 2017	2,175

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the options on December 31, 2014 at the end of the seven-month period ($6.87), and the exercise price of the options.

(2)	Dr. Platzer joined the Board on December 15, 2014.

(3)	Dr. Underdown resigned from the Board effective December 15, 2014 and all the options he owned expired on the same date.

(4)	Dr. Wright resigned from the Board effective August 19, 2014. On August 19, 2014, the Board approved the extension of the options held by Dr. Wright from October 19, 2014 (being 90 days from the date of resignation of Dr. Wright) until August 19, 2017 (being three years from the date of resignation of Dr. Wright) to recognize the significant contributions made by Dr. Wright to the Corporation.

Value Vested or Earned During the Year

The following table sets forth for each director the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the seven months ended December 31, 2014.

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Denis Burger	Nil	Nil	Nil
Dr. Erich Platzer(2)	Nil	Nil	Nil
Dr. Bradley Thompson	Nil	Nil	Nil
Dr. Brian Underdown(3)	Nil	Nil	Nil
Dr. Mark Vincent	Nil	Nil	Nil
Mr. Warren Whitehead	Nil	Nil	Nil
Dr. Jim Wright(4)	Nil	Nil	Nil

(1)	All options which vested during the year vested at the date of issue and the market value of the securities underlying the options was the same as the exercise price. Options which were granted in April 2014 and became fully vested on October 1, 2014 did not have any market value at the time of vesting as the options were priced at $6.00 and the market price was $5.94.

(2)	Dr. Platzer joined the Board on December 15, 2014.

(3)	Dr. Underdown resigned from the Board effective December 15, 2014.

(4)	Dr. Wright resigned from the Board effective August 19, 2014.

INDEBTEDNESS

As of the date hereof, there is no indebtedness owing to the Corporation by any employees, officers or directors of the Corporation. The Corporation did not provide financial assistance to any employees, officers or directors for the purchase of securities during the seven months ended December 31, 2014 or from January 1, 2015 to the date hereof.

AUDIT COMMITTEE INFORMATION

Reference is made to the annual information form on Form 20-F of the Corporation dated March 3, 2015 for the seven months ended December 31, 2014, under the heading “Audit Committee Information” for a disclosure of information related to the Audit Committee required under Form 52-110F1 to National Instrument 52-110 – Audit Committees (“NI 52-110”). A copy of this document can be found on SEDAR at www.sedar.com, however we will promptly provide a copy of this document to any securityholder of the Corporation free of charge upon request.

DIRECTORS AND OFFICERS’ LIABILITY

We purchase and maintain liability insurance for the benefit of directors and officers to cover any liability incurred by such person in such capacities. The policy provides for coverage in the amount of $20,000,000. For the period June 1, 2014 to December 31, 2014, the premium cost of this insurance was $101,224.

MANAGEMENT CONTRACTS

The management functions of the Corporation are not, in any way, performed in a substantial degree by a person or persons other than the directors or the executive officers of the Corporation.

EQUITY COMPENSATION PLAN INFORMATION

General

As of the date hereof, the total number of Shares available for issuance by the Corporation under the Share Option Plan is 1,782,900. As of the date hereof, the maximum number of Shares reserved for issuance collectively under the Share Option Plan and any other security based compensation arrangement may not exceed 15% of the Corporation’s issued and outstanding Shares at any given time. As of the date hereof, there are outstanding options to purchase 1,383,805 Shares issued under the Share Option Plan, representing 11.6% of the issued and outstanding Shares of the Corporation. Therefore, 399,095 Shares remain available for future issuance under the Share Option Plan, representing 3.4% of the issued and outstanding Shares of the Corporation.

Provided the Unallocated Options Resolution, the Share Option Plan Amendment Resolution and the Stock Incentive Plan Resolution are passed by the Shareholders at the Meeting, 696,245 Shares will be available for future issuance under the Corporation’s security based compensation arrangements, representing 5.9% of the issued and outstanding Shares of the Corporation. See “Particulars of Matters to be Acted Upon” above for additional information.

The Share Option Plan does not limit insider participation and does not provide a maximum number of Shares which may be issued to an individual under the Share Option Plan.

Effective on October 1, 2014, the Corporation consolidated its Shares on the basis of one (1) post-consolidation Share for each twelve (12) pre-consolidation Shares. The share consolidation affected all of our Shares, options and warrants outstanding at the effective time. Prior to consolidation, we had approximately 17.1 million options outstanding under the Share Option Plan. Following the share consolidation, we have approximately 1.4 million stock options outstanding under the Share Option Plan.

Share Option Plan

The Share Option Plan was established to advance the interests of Aptose by:

•	providing Eligible Persons (as defined below) with additional incentives;

•	encouraging stock ownership by Eligible Persons;

•	increasing the interest of Eligible Persons in the success of Aptose;

•	encouraging Eligible Persons to remain loyal to Aptose; and

•	attracting new Eligible Persons to Aptose.

The Compensation Committee, as authorized by the Board, administers the Share Option Plan. As of the date hereof, the maximum total number of Shares available for issuance from treasury under the Share Option Plan and any other security based compensation arrangement is 15% of the Corporation’s issued and outstanding Shares at any given time. Any exercise of options pursuant to the Share Option Plan will make new option grants available under the Share Option Plan, provided that the maximum number of Shares reserved for issuance collectively under the security based compensation arrangements of the Corporation may not exceed 15% of the Corporation’s issued and outstanding Shares at any given time. Provided the Share Option Plan Amendment Resolution is passed by the Shareholders at the Meeting, the maximum total number of Shares available for issuance from treasury under the Share Option Plan and any other security based compensation arrangement will become 17.5% of the Corporation’s issued and outstanding Shares at any given time.

Under the Share Option Plan, options may be granted to any executive officer, employee, subsidiary of an executive officer or employee, or consultant or consultant entity (“Eligible Persons”). The exercise price of options granted under the Share Option Plan is established by the Board and will be equal to the closing market price of the Shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the Share Option Plan will vest as to 50% on the first anniversary of the date of grant of the option and an additional 25% on the second and third anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant. If the date on which an option expires pursuant to an option agreement occurs during, or within 10 days after the last day of, a black out period or other restriction period imposed on the trading of Shares by the Corporation, the expiry date for the option will be the last day of the 10-day period. Options are personal to the participant and a participant may not transfer an option except in accordance with the Share Option Plan.

The Board may, in its sole discretion, amend, suspend or terminate the Share Option Plan or any portion of it at any time in accordance with applicable legislation, without obtaining the approval of Shareholders. Such amendments could include: (i) amendments of a “housekeeping” nature; (ii) a change to the vesting provisions of options granted pursuant to the Share Option Plan; and (iii) a change to the termination provisions of options granted under the Share Option Plan which does not entail an extension beyond the original expiry date.

Any amendment to any provision of the Share Option Plan is subject to any required regulatory or Shareholder approval. The Corporation is, however, required to obtain the approval of the Shareholders for any amendment related to (i) the maximum number of Shares reserved for issuance under the Share Option Plan, and under any other security based compensation arrangements of the Corporation; (ii) a reduction in the exercise price for options held by insiders of the Corporation; and (iii) an extension to the term of options held by insiders of the Corporation.

If an option holder is terminated without cause, resigns or retires, each option that has vested will cease to be exercisable three months after the option holder’s termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Corporation’s notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

Stock Incentive Plan

Information concerning the Stock Incentive Plan, including its terms and conditions, can be found under the heading “Particulars of Matters to be Acted Upon - Adoption of Stock Incentive Plan” of this Circular.

Employee Share Purchase Plan

We have an Employee Share Purchase Plan (“ESPP”) with the purpose of the ESPP to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase Shares on the stock market at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months’ duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of Shares under the ESPP.

During the seven months ended December 31, 2014, under the ESPP, Named Executive Officers, as a group, and employees did not purchase any Shares pursuant to the ESPP. Since December 31, 2014, there have been no Shares purchased pursuant to the ESPP.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain details as at the end of the seven months ended December 31, 2014 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options (a)		Weighted- average exercise price of outstanding options (b)	Number of Shares remaining available for future issuance under the equity compensation plans (Excluding Shares reflected in Column (a)) (c)		Total options outstanding and available for grant (a) + (c)
Plan Category	Number	% of Shares outstanding		Number	% of Shares outstanding	Number	% of Shares outstanding
Equity compensation plans approved by Shareholders	1,374,013	11.7%	$5.95	380,968	3.3%	1,754,981	15%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since June 1, 2014, none of the proposed nominees for election as a director of the Corporation and none of the associates or affiliates of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation’s most recently completed fiscal year, no director, proposed director, officer, or associate of a director, proposed director or officer nor, to the knowledge of our directors or officers, after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all Shares outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Aptose. The Board believes that sound corporate governance practices are essential to contributing to the effective and efficient decision-making of management and the Board and to the enhancement of Shareholder value. The Board and management believe that Aptose has a sound governance structure in place for both management and the Board. Of particular note Aptose has:

•	established a written mandate of the Board;

•	established a written charter for the Audit Committee;
•	established a written charter for the Compensation Committee;
•	established a written charter for the Corporate Governance and Nominating Committee;
•	established a written Disclosure and Insider Trading Policy; and
•	established a written Code of Ethics.

National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) requires issuers, including Aptose, to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to NI 52-110, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Appendix C.

2016 SHAREHOLDER PROPOSALS

For the next annual meeting of Shareholders of Aptose, Shareholders must submit any proposal that they wish to raise at that meeting on or before February 5, 2016.

ADDITIONAL INFORMATION

Additional information relating to us, including our most current annual information form on Form 20-F (together with documents incorporated therein by reference), our financial statements for the seven months ended December 31, 2014, the report of the auditor thereon, management’s discussion and analysis of our financial condition and results of operations for the seven months ended December 31, 2014 can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents are available upon written request to the Vice President of Finance and Administration of Aptose, free of charge to our securityholders. Our financial information is provided in our consolidated financial statements for the seven months ended December 31, 2014 and management’s discussion and analysis of our financial condition and results of operations for the seven months ended December 31, 2014.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by our directors.

(signed) William G. Rice, Ph. D.
Chairman, President and Chief Executive Officer

APPENDIX A

APTOSE BIOSCIENCES INC.
2015 Stock Incentive Plan

Section 1.	Purpose

The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through stock-based awards and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders.

Section 2.	Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a)            “Affiliate” shall mean any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company.

(b)            “Award” shall mean any Restricted Stock Unit or Dividend Equivalent granted under the Plan.

(c)            “Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan (including a document in an electronic medium) executed in accordance with the requirements of Section 9(b).

(d)            “Board” shall mean the Board of Directors of the Company.

(e)            “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(f)            “Committee” means a committee or subcommittee of the Board appointed from time to time by the Board. Notwithstanding the foregoing, if, and to the extent that no Committee exists which has the authority to administer this Plan, the functions of the Committee shall be exercised by the Board and all references herein to the Committee shall be deemed to be references to the Board.

(g)            “Company” shall mean Aptose Biosciences Inc., a corporation incorporated under the laws of Canada and any successor corporation.

(h)             “Director” shall mean a member of the Board.

(i)            “Dividend Equivalent” shall mean any right granted under Section 6(b) of the Plan.

(j)            “Eligible Person” shall mean any employee, officer, non-employee Director, consultant, independent contractor or advisor providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended.

(k)            “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(l)            “Fair Market Value” shall mean the closing price of one Share as reported on the NASDAQ Stock Market or Toronto Stock Exchange, whichever exchange is designated in the Award Agreement, and any successor securities exchange thereof, or, if the applicable securities exchange is not open for trading on such date, on the most recent preceding date when such exchange is open for trading.

(m)            “Participant” shall mean an Eligible Person designated to be granted an Award under the Plan.

(n)             “Person” shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

(o)            “Plan” shall mean the Aptose Biosciences Inc. 2015 Stock Incentive Plan, as amended from time to time.

(p)            “Restricted Stock Unit” shall mean any unit granted under Section 6(a) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

(q)            “Section 409A” shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(r)            “Securities Act” shall mean the Securities Act of 1933, as amended.

(s)            “Security Based Compensation Arrangement” has the meaning given to the term “security based compensation arrangement” in Section 613(b) of the TSX Rules.

(t)            “Share” or “Shares” shall mean common shares in the capital of the Company (or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan), provided that such class is listed on a securities exchange.

(u)            “Specified Employee” shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

(v)            “TSX Rules” means the rules of the Toronto Stock Exchange Company Manual relating to changes in the capital structure of listed companies in connection with security based compensation arrangements (currently Section 613), as those rules may be amended, renumbered or reclassified from time to time, or any successors.

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Section 3.	Administration

(a)            Power and Authority of the Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan and the number of Shares to be covered by each Award; (iii) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (iv) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7; (v) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations in Section 7, (vi) determine whether, to what extent and under what circumstances amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Committee, subject to the requirements of Section 409A; (vii)  interpret and administer the Plan and any instrument or agreement, including an Award Agreement, relating to the Plan; (ix) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and (x) adopt such modifications, rules, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of non-U.S. jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of the Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in such non-United States jurisdictions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

(b)            Delegation. The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion, the authority to grant Awards; provided, however, that the Committee shall not delegate such authority (i) with regard to grants of Awards to be made to officers or directors of the Company or (ii) in such a manner as would contravene applicable law or applicable exchange rules.

(c)            Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, the Board may, at any time and from time to time, without any further action of the Committee, exercise all the powers and duties of the Committee under the Plan.

Section 4.	Shares Available for Awards

(a)        Shares Available. The maximum total number of Shares available for issuance from treasury from time to time under all Awards under the Plan and any other Security Based Compensation Arrangement is 17.5% of the number of issued and outstanding Shares of the Company and the number of Shares available for issuance shall increase or decrease as the number of issued and outstanding Shares of the Company changes.

(b)            Counting Shares. For purposes of this Section 4, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan. If any Shares covered by an Award or to which an Award relates are not purchased or are forfeited or are reacquired by the Company, or if an Award otherwise terminates or is cancelled without delivery of any Shares, then the number of Shares counted pursuant to Section 4(b) of the Plan against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, reacquisition by the Company, termination or cancellation, shall again be available for granting Awards under the Plan. Any issuance of Shares covered by an Award or to which an Award relates will make new grants available under the Plan, provided that the maximum number of Shares reserved for issuance pursuant to the Plan does not exceed 17.5% of the number of Shares then issued and outstanding.

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(c)          Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, and (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards.

(d)          Additional Limitations Under the Plan. The limitation contained in this Section 4(d) shall apply only with respect to any Award or Awards granted under this Plan, and limitations on awards granted under any other shareholder-approved incentive plan maintained by the Company will be governed solely by the terms of such other plan.

(e)          Annual Limit on Awards Granted to Non-Employee Directors. No Director who is not also an employee of the Company or an Affiliate may be granted any Awards that exceed in the aggregate CDN$150,000 (such value computed as of the date of grant in accordance with applicable financial accounting rules) in any calendar year.

Section 5.	Eligibility

Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company or such other factors as the Committee, in its discretion, shall deem relevant.

Section 6.	Awards

(a)          Restricted Stock Units. The Committee is hereby authorized to grant an Award of Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i)	Restrictions. Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate; provided, however, that the Restricted Stock Units may not vest until at least three (3) months after the date of grant. Notwithstanding the foregoing, rights to dividend or Dividend Equivalent payments shall be subject to the limitations described in Section 6(c) and holders of Restricted Stock Units may not vote the Shares underlying such Restricted Stock Units until the restrictions and the restricted period has lapsed or been waived by the Committee and the Shares have been issued by the Company.

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(ii)	Issuance and Delivery of Shares. No Shares shall be issued at the time the Restricted Stock Units are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holder of the Restricted Stock Units in such manner as the Committee may deem appropriate, including book-entry registration or issuance of share certificates.

(iii)	Cancellation. Except as otherwise determined by the Committee or as provided in an Award Agreement, upon a Participant’s termination of employment or resignation or removal as a Director (in either case, as determined under criteria established by the Committee) during the applicable restriction period, all Restricted Stock Units held by such Participant at such time shall be cancelled by the Company; provided, however, that the Committee may waive in whole or in part any or all remaining restrictions with respect to Restricted Stock Units.

(b)          Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine.

(c)          General.

(i)	Limits on Transfer of Awards. No Award (other than fully vested and unrestricted Shares issued pursuant to any Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. The Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant’s death.

(ii)	Restrictions; Securities Exchange Listing. All Shares or other securities delivered under the Plan pursuant to any Award shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal, provincial or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made with respect to, or legends to be placed on the certificates for, such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any federal, provincial or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

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(iii)	Section 409A Provisions. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes “deferred compensation” to a Participant under Section 409A and applicable guidance thereunder is otherwise payable or distributable to a Participant under the Plan or any Award Agreement solely by reason of the occurrence of a change in control or due to the Participant’s disability or “separation from service” (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such change in control event, disability or separation from service meet the definition of a change in control event, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Any payment or distribution that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is six months after the date of the Specified Employee’s separation from service (or if earlier, upon the Specified Employee’s death) unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise.

(iv)	Acceleration of Vesting or Exercisability. No Award Agreement shall accelerate the exercisability of any Award or the lapse of restrictions relating to any Award in connection with a change-in-control event unless such acceleration occurs upon the consummation of (or effective immediately prior to the consummation of, provided that the consummation subsequently occurs) such change-in-control event.

Section 7.	Amendment and Termination; Corrections

(a)           Amendments to the Plan and Awards. The Board may from time to time amend, suspend or terminate this Plan, and the Committee may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may, (except as expressly provided in the Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under this Plan without the written consent of the Participant or holder thereof. Any amendment to this Plan, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange, including receipt of any required approval from the governmental entity or stock exchange. For greater certainty and without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the Plan, and the Committee may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company in order to:

(i)	correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan;

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(ii)	amend the eligibility for, and limitations or conditions imposed upon, participation in the Plan;

(iii)	make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A, and no action taken to comply with Section 409A shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof);

(iv)	amend any terms relating to the administration of the Plan, including the terms of any administrative guidelines or other rules related to the Plan; or

(v)	make any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under TSX Rules, the rules or regulations of the Securities and Exchange Commission or any other securities exchange that are applicable to the Company.

For greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to the Plan or an Award that would:

(i)	require shareholder approval under TSX Rules, the rules or regulations of the Securities and Exchange Commission or any other securities exchange that are applicable to the Company;

(ii)	increase the number of shares authorized under the Plan as specified in Section 4(a) of the Plan;

(iii)	increase the number of shares or value subject to the limitations in Section 4(d) of the Plan; or

(iv)	amend the provisions of this Section 7(a).

(b)           Corporate Transactions. In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs), and no action taken under this Section 7(b) shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof:

(i)	either (A) termination of any the Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the realization of the Participant’s rights or (B) the replacement of the Award with other rights or property selected by the Committee or the Board, in its sole discretion;

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(ii)	that the Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares;

(iii)	that, subject to Section 6(c)(iv), the Award shall be payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the applicable Award Agreement; or
(iv)	that the Award cannot vest or become payable after a date certain in the future, which may be the effective date of the event.

Section 8.	Income Tax Withholding

In order to comply with all applicable federal, provincial, state, local or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, provincial, state, local or foreign payroll, withholding, income or other taxes are withheld or collected from such Participant. In order to assist a Participant in paying all or a portion of the applicable taxes to be withheld or collected upon receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes (but only to the extent necessary to satisfy minimum statutory withholding requirements) or (b) delivering to the Company Shares other than Shares issuable upon receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

Section9.	General Provisions

(a)           No Rights to Awards. No Eligible Person, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b)           Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(c)           Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of the Plan as set forth herein or subsequently amended, the terms of the Plan shall control.

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(d)           No Rights of Shareholders. Neither a Participant nor the Participant’s legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the payment of any Award, in whole or in part, unless and until such Shares have been issued.

(e)           No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(f)           No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant’s employment at any time, with or without cause, in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any Affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an Affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any Affiliate be entitled to any compensation for any loss of any right or benefit under the Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in the Plan, each Participant shall be deemed to have accepted all the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

(g)           Governing Law. The internal law, and not the law of conflicts, of the Province of Ontario shall govern all questions concerning the validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award.

(h)           Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(i)           No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(j)           Other Benefits. No compensation or benefit awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant’s compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

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(k)           No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(l)           Clawback and Recoupment. All Awards under this Plan shall be subject to forfeiture or other penalties pursuant to any Company clawback policy, as may be adopted or amended from time to time, and such forfeiture and/or penalty conditions or provisions as determined by the Committee.

(m)           Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 10.	Effective Date of the Plan

The Plan was adopted by the Board on May 5, 2015. The Plan shall be subject to approval by the shareholders of the Company at the annual and special meeting of shareholders of the Company to be held on June 10, 2015, and the Plan shall be effective as of the date of such shareholder approval.

Section11.	Term of the Plan

No Award shall be granted under the Plan, and the Plan shall terminate, on June 10, 2025 or any earlier date of discontinuation or termination established pursuant to Section 7(a) of the Plan. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such dates, and the authority of the Committee provided for hereunder with respect to the Plan and any Awards, and the authority of the Board to amend the Plan, shall extend beyond the termination of the Plan.

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APPENDIX B

BY-LAW 2015-01

ADVANCE NOTICE BY-LAW OF APTOSE BIOSCIENCES INC.

INTRODUCTION

The purpose of this advance notice by-law (the “By-law”) is to establish the conditions and framework under which holders of record of common shares (the “Shareholders”) of Aptose Biosciences Inc. (the “Corporation”) may exercise their right to submit director nominations by fixing a deadline by which such nominations must be submitted by a Shareholder to the Corporation prior to any annual or special meeting of Shareholders, and sets forth the information that a Shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the position of the Corporation that this By-law is beneficial to Shareholders and other stakeholders.

NOMINATIONS OF DIRECTORS

1.	Nomination procedures

Subject to the laws governing the Corporation and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of Shareholders, or at any special meeting of Shareholders, if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made in the following manner:

1.1	by or at the direction of the Board, including pursuant to a notice of meeting;

1.2	by or at the direction or request of one or more Shareholders pursuant to a proposal made in accordance with the provisions of the Canada Business Corporations Act (the “Act”), or a requisition of the Shareholders made in accordance with the provisions of the Act; or

1.3	by any person (a “Nominating Shareholder”):

(a)	who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and

(b)	who complies with the notice procedures set forth below in this By-law.

2.	Timely notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the head office of the Corporation.

3.	Manner of timely notice

To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be given:

3.1	in the case of an annual meeting of Shareholders, not less than 30 days before the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and

3.2	in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.

4.	Proper form of timely notice

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

4.1	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (the “Proposed Nominee”):

(a)	the name, age, and province or state, and country of residence of the Proposed Nominee;

(b)	the principal occupation, business or employment of the Proposed Nominee, both at present and within the five years preceding the notice;

(c)	the number of securities of each class of voting securities of the Corporation or its subsidiaries which are beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(d)	a description of any agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any affiliates or associates of, or any person acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s election as director;

(e)	whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or its affiliates or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee;

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(f)	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act;

(g)	whether the Proposed Nominee is a citizen and/or resident of the United States; and

(h)	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

4.2	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has any rights or obligations relating to the voting of any securities of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

5.	Notice to be Updated

To be considered timely and in proper written form, a Nominating Shareholder’s notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for the meeting.

6.	Eligibility for nomination as a director

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a Shareholder (as distinct from the nomination of directors) at a meeting of Shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

7.	Definitions

For purposes of this By-law:

7.1	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

7.2	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada, and all applicable securities laws of the United States.

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8.	Delivery of notice

Notwithstanding any other provision of this By-law, notice given to the Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission (at such contact information as set out on the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com) or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Eastern time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

9.	Board Discretion

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

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APPENDIX C

Corporate Governance Practices

Aptose Biosciences Inc. (the “Corporation”) is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”), and National Instrument 52-110 - Audit Committees (“NI 52-110”).

Board of Directors

The board of directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation’s Board is currently composed of six directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment. Each year the Board reviews the composition of the Board and assesses whether a Board member is “independent”.

Director	Independent

Denis Burger	Yes
Erich Platzer	Yes
William G. Rice	No
Bradley Thompson	Yes
Mark Vincent	Yes
Warren Whitehead	Yes

Dr. William G. Rice, Ph. D., Chairman, President and Chief Executive Officer of the Corporation is not an independent director because of his role in the Corporation’s management team.

The following table outlines other reporting issuers that Board members are directors of:

Director	Reporting Issuer

William G. Rice	—
Denis Burger	Trinity Biotech plc CytoDyn Inc.
Erich Platzer	Probiodrug AG
Bradley Thompson	Oncolytics Biotech Inc. Immunovaccine Inc.
Mark Vincent	—
Warren Whitehead	Amorfix Life Sciences Inc.

As they deem appropriate, the independent directors meet without the presence of non-independent directors and members of management. During the seven months ended December 31, 2014, independent directors did not deem necessary to meet without the presence of management non-independent directors.

In 2014, further to the appointment of Dr. William G. Rice, Ph. D. as Chairman of the Board and Chief Executive Officer, the Corporation created the position of Lead Director to ensure that the directors have an independent leadership contact and maintain and enhance the quality of the Corporation’s corporate governance practices. Dr. Denis Burger, an independent director, is currently the Lead Director. The Lead Director provides leadership to the Board in discharging its mandate and also assists the Board in discharging its stewardship function, which includes (i) satisfying itself as to the integrity of the Chief Executive Officer and the other senior officers of the Corporation and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the organization; (ii) strategic planning; (iii) identifying and managing risks; (iv) succession planning; (v) adopting a disclosure policy; (vi) internal control and management information systems; and (vii) the Corporation’s approach to corporate governance. In addition, the Lead Director provides advice, counsel and mentorship to the Chief Executive Officer.

The following table illustrates the attendance record of each director for all Board meetings held for the seven months ended December 31, 2014.

Director	Meetings Attended
Denis Burger	4 of 4
Erich Platzer(1)	0 of 0
William G. Rice	4 of 4
Bradley Thompson	4 of 4
Brian Underdown(2)	4 of 4
Mark Vincent	4 of 4
Warren Whitehead	4 of 4
Jim A. Wright(3)	2 of 2

(1)	Dr. Platzer joined the Board on December 15, 2014.

(2)	Dr. Underdown resigned from the Board effective December 15, 2014.

(3)	Dr. Wright resigned from the Board effective August 19, 2014.

Board Mandate

The Board has adopted a mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the Shareholders to ensure appropriate succession planning is in place, select the appropriate chief executive officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix D.

Position Descriptions

The Board has developed written position descriptions, which are reviewed annually, for the Chair and the chairs of each of the audit committee, the compensation committee and the corporate governance and nominating committee. The Chief Executive Officer also has a written position description that has been approved by the Board and is reviewed annually.

Orientation and Continuing Education

It is the mandate of the Corporate Governance and Nominating Committee to ensure that a process is established for the orientation and education of new directors that addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

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The orientation includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, an introduction to the Corporation’s management team and corporate and business information. Any further orientation is dependent on the needs of the new member and may include items such as formal training sessions and attendance at seminars.

With respect to the continuing education of directors, the Corporate Governance and Nominating Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and its subsidiary. Additionally, consultants and agents for the Corporation are expected to abide by the Code.

The Corporate Governance and Nominating Committee regularly monitors compliance with the Code through communications with management and reports through the Disclosure and Insider Trading Policy (as described below) and ensures that management of the Corporation encourages and promotes a culture of ethical business conduct. A copy of the Code may be found at www.SEDAR.com under the Corporation’s public profile.

The Corporation has developed a Disclosure and Insider Trading Policy that covers “whistle blowing” and provides an anonymous means for employees and officers to report violations of the Code or any other corporate policies.

The Board has not granted any waiver of the Code in favour of a director or officer of the Corporation. No material change reports have been filed since the beginning of the Corporation’s most recently completed fiscal year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

Conflicts of Interest

The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.

Nomination of Directors

Directors of the Corporation are expected to bring to the Board the broadest possible knowledge and depth of experience from their chosen business or profession. Directors should evidence a demonstrated ability to deal with business, financial and social issues, both nationally and internationally. This implies a capacity to provide additional strength, diversity of views and up-to-date perceptions to the Board and its deliberations. It is the mandate of the Corporate Governance and Nominating Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Corporate Governance and Nominating Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. Potential candidates for membership on the Board will not be denied consideration by reason of race, sex, religion or affiliation with some special constituency group, nor will any candidate be selected solely for such reason.

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In addition, the Corporate Governance and Nominating Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Corporate Governance and Nominating Committee are independent in accordance with the mandate of the Corporate Governance and Nominating Committee.

Compensation

The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the Chief Executive Officer and other senior executive officers on an annual basis and evaluates the performance of the Chief Executive Officer and other senior executive officers. In addition, the Compensation Committee is responsible for making recommendations to the Board with respect to the compensation policies for the non-employee directors.

The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.

Further information pertaining the compensation of directors and officers can be found in this Circular under the heading “Statement of Executive Compensation”.

Other Committees

The Board does not currently have any other committees.

Assessments

It is the Board’s mandate, in conjunction with the Corporate Governance and Nominating Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

The Board has developed a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors. These questionnaires, and the issues arising therefrom, are intended to be reviewed and assessed by the Lead Director on an annual basis or more frequently from time to time as the need arises. The Lead Director takes appropriate action as required based on the results obtained.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted term limits for directors or other mechanisms of board renewal at this time.

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Diversity

The Corporate Governance and Nominating Committee takes diversity, including diversity of experience, perspective, education, race and gender, into consideration as part of its overall recruitment and selection process in respect of its Board and management. The Corporation does not have a formal policy on the representation of women on the Board or management of the Corporation. The Board does not believe that a formal policy will necessarily result in the identification or selection of the best candidates. As such, the Corporation does not see any meaningful value in adopting a formal policy in this respect at this time as it does not believe that it would further enhance gender diversity beyond the current recruitment and selection process carried out by the Corporate Governance and Nominating Committee. However, the Board is mindful of the benefit of diversity on the Board and management of the Corporation and the need to maximize the effectiveness of the Board and management and their respective decision-making abilities.

The Corporate Governance and Nominating Committee believes that having a diverse Board and management team offers a depth of perspective and enhances Board and management operations. The Corporate Governance and Nominating Committee does not specifically define diversity, but values diversity of experience, perspective, education, race and gender as part of its overall annual evaluation of director nominees for election or re-election as well as candidates for management positions. Recommendations concerning director nominees are, foremost, based on merit and performance, but diversity is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels.

In addition, in searches for new directors or officers, the Corporate Governance and Nominating Committee will consider the level of female representation and diversity on the Board and in management and this will be one of several factors used in its search process. This will be achieved through continuously monitoring the level of female representation on the Board and in management positions and, where appropriate, recruiting qualified female candidates as part of the Corporation’s overall recruitment and selection process to fill Board or management positions, as the need arises, through vacancies, growth or otherwise. Due to the size of the Corporation, its activities, and its small number of employees, the Corporation has not set measurable objectives for achieving gender diversity. The Corporation will consider establishing measureable objectives as it develops.

The Board has not adopted targets regarding the representation of women on the Board and in executive officer positions due to the small size of the Corporation and the need to consider a balance of criteria in each individual appointment. It is important that each appointment to the Board or in executive officer positions be made, and be perceived as being made, on the merits of the individual and the needs of the Corporation at the relevant time. In addition, targets based on specific criteria such as gender could limit the Board’s ability to ensure that the overall composition of the Board or management of the Corporation meets the needs of the Corporation. Currently none (0%) of the executive officers of the Corporation are women, and none (0%) of the directors are women.

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APPENDIX D

APTOSE BIOSCIENCES INC.

BOARD MANDATE

Purpose

The board of directors (the “Board”) of Aptose Biosciences Inc. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	A majority of the directors of the Board will be “independent” as defined by National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”), U.S. securities laws and applicable stock exchange rules. The Board will have no more than the maximum set out in the Corporation’s articles and by-laws, which maximum number the Board will reassess from time to time having consideration for the particular needs of the Corporation.

2.	Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nominating Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

4.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning and Performance

4.	The Board will:

(a)	adopt a strategic planning process and approve a strategic plan each year; and

(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

In establishing corporate performance objectives, the Board will:

(a)	ensure that it has adequate opportunity and information available to it to gain knowledge of the business and the industry sufficient to make fully informed decisions and to adopt meaningful and realistic long-term and short-term strategic objectives for the Corporation. This may include the opportunity for the Board to meet from time to time with industry, medical and scientific experts in related fields of interest;

(b)	ensure that effective policies and processes are in place relating to the proper conduct of the business, the effective management of risk and the values to be adopted by the Corporation; and

(c)	ensure that appropriate and effective environmental and occupational health and safety policies are in place, are operational and are supported by adequate resources.

5.	The Board will:

(a)	ensure the integrity of the Corporation’s financial reporting and internal control and disclosure policies and processes;

(b)	review the Corporation’s quarterly and year-end audited financial statements;

(c)	review annual audit plans and findings and monitor the implementation of audit recommendations;

(d)	ensure that the Board has available to it any independent external advice that may be required from time to time; and

(e)	implement, or delegate the implementation of measures for receiving feedback from stakeholders.

Risk Management and Ethics

6.	The Board will:

(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)	identify and document the financial risks and other risks that the Corporation faces in the course of its business and ensure that such risks are appropriately managed; and

(c)	adopt a disclosure policy.

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Shareholder Communication

7.	The Board will ensure that effective communication and disclosure policies are in place between the Board and the Corporation’s shareholders, other stakeholders and the public. The Board will determine, from time to time, the appropriate criteria against which to evaluate performance against shareholder expectations and will set corporate strategic goals and objectives within this context. The Board will regularly review its criteria for the evaluation of shareholder expectations to ensure that they remain relevant to changing circumstances.

Supervision of Management

8.	The Board will:

(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(b)	ensure that the CEO is appropriately managing the business of the Corporation;

(c)	ensure appropriate succession planning is in place (including appointing, training and monitoring senior management), in particular with respect to the CEO position;

(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and

(f)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

9.	The Board will:

(a)	ensure that an appropriate governance structure is in place, including a proper delineation of roles and clear authority and accountability among the Board, Board committees, the CEO and the Chief Financial Officer (or its functional equivalent);

(b)	develop a process for the orientation and education of new members of the Board;

(c)	support continuing education opportunities for all members of the Board;

(d)	in conjunction with the Corporate Governance and Nominating Committee, assess the participation, contributions and effectiveness of the Chair of the Board, and individual Board members on an annual basis;

(e)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

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(f)	ensure that Board meetings operate effectively, agendas are focused on the governance role of the Board, and that the Board is able to function independently of management when required;

(g)	ensure that effective governance policies are in place regarding the conduct of individual directors and employees, including but not limited to, policies relating to insider trading and confidentiality and conflict of interest;

(h)	establish the committees of the Board it deems necessary or as required by applicable law to assist it in the fulfillment of its mandate; and

(i)	disclose on an annual basis the mandate, composition of the Board and its committees.

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